Exhibit 99.6

Emera Reports 2020 Third Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) announced financial results for the third quarter of 2020.

Q3 2020 and Year-to-Date Highlights:

Reported Net Income

•	Q3 2020 reported net income was $84 million, or $0.34 per common share, compared with net income of $55 million, or $0.23 per common share, in Q3 2019.

•	Year-to-date reported net income was $665 million, or $2.70 per common share, compared with net income of $470 million, or $1.97 per common share, in the 2019 period.

Adjusted Net Income (1)

•	Q3 2020 adjusted net income was $166 million, or $0.67 per common share, compared with $122 million, or $0.51 per common share, in Q3 2019.

•	Year-to-date adjusted net income was $477 million, or $1.93 per common share, compared with $476 million, or $1.99 per common share, in the 2019 period.

Significant Items Affecting Reported and Adjusted Net Income

•

Reported earnings included $309 million year-to-date, net of tax and transaction costs of earnings related to the gain on sale of the Emera Maine business. In addition, $26 million year-to date after-tax impairment were recognized on certain assets.

•	2020 adjusted earnings contribution from Emera Maine was $16 million lower in Q3 2020 than in Q3 2019 and $32 million lower year-to-date reflecting the sale.

•

2020 adjusted earnings contribution from Emera Energy Generation was $22 million lower year-to-date than in 2019 due to the sale of the New England Gas Generating and Bayside generation facilities in March 2019.

•

2020 adjusted earnings were reduced by $14 million year-to-date from the revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities due to the reduction in the Nova Scotia provincial corporate income tax rate.

•	Timing of preferred share dividend declaration increased earnings by $22 million for Q3 2020 as compared to Q3 2019, and $11 million higher for the year-to-date.

Cash Flow

•	Year-to-date operating cash flow, before changes in working capital, decreased by $81 million to $1,101 million, compared with $1,182 million in the 2019 period.

(1) See “Non-GAAP Measures” noted below.

“Our businesses have continued to focus on safely delivering for our customers during the challenges of the COVID-19 pandemic”, said Scott Balfour, President & CEO of Emera Inc. “Over 60% of our updated capital program is focused on improving reliability and delivering cleaner energy. Our continuing investments are driving a forecasted 50% reduction in GHG emissions and an 80% reduction in coal generation in 2023 as compared to 2005 levels.”

Financial Highlights:

For the	Three months ended		Nine months ended
millions of Canadian dollars (except per share amounts)	September 30		September 30

	2020	2019	2020	2019

Net income attributable to common shareholders	$84	$55	$665	$470

Gain on sale and impairment charges, net of tax	$-	-	283	-
After-tax mark-to-market gain (loss)	(82)	(67)	(95)	(6)

Adjusted net income attributable to common shareholders(1)(2)	$166	$122	$477	$476

Earnings per common share – basic	$0.34	$0.23	$2.70	$1.97
Adjusted earnings per common share – basic (1)(2)	$0.67	$0.51	$1.93	$1.99

Weighted average shares of common stock outstanding - basic (millions of shares)	248	241	247	239

(1) See “Non-GAAP Measures” noted below

((2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

After-tax mark-to-market losses increased $15 million to $82 million in Q3 2020 compared to $67 million in Q3 2019. This increase was due to changes in existing positions on gas contracts and higher amortization of gas transportation assets in 2020. Year-to-date, after-tax mark-to-market losses increased $89 million to $95 million in 2020, compared to a $6 million loss in 2019. This increase was due to higher amortization of gas transportation assets in 2020 and larger reversal of mark-to-market losses in 2019.

Weakening of the CAD exchange rates increased earnings by $4 million and adjusted earnings by $2 million in Q3 2020 compared to Q3 2019. The weakening of the CAD exchange rates increased earnings by $18 million and adjusted earnings by $6 million year-to-date in 2020, compared to the same period in 2019.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2019 to 2020 in the third quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2019	$122	$476
Increased earnings at Tampa Electric in both periods due to the in- service of solar generation, higher allowance for funds used during construction (“AFUDC”) earnings from the Big Bend modernization and solar projects, increased sales to residential customers, favourable weather, customer growth, and a credit to depreciation and amortization expense as a result of a regulatory settlement	22	61
Timing of preferred share dividend declaration	22	11
Recognition of corporate income tax recovery deferred as a regulatory liability in 2018 at BLPC	-	10
2019 recognition of corporate loss for the share of the unrecoverable loss on GBPC’s facilities related to Hurricane Dorian	9	9
Increased earnings at Emera Energy Services in Q3 2020 due to lower fixed commitments for gas transportation and storage assets and periods of increased volatility which improved market opportunity. Year- to-date the increase was due to more favourable hedges, partially offset by less favourable winter market conditions in Q1 2020	9	9
Decreased earnings at NSPI due to higher income tax expense and lower commercial sales related to COVID-19 in both periods, the quarter-over-quarter impact of the reversal of fixed cost deferrals in Q3 2019 and unfavourable weather year-to-date. The decrease in both periods was partially offset by increased residential sales related to COVID-19 and decreased operating, maintenance and general (“OM&G”) expense	(2)	(13)
Revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities due to the Q1 2020 reduction in the Nova Scotia provincial corporate income tax rate	-	(14)
Lower earnings contribution from the Caribbean utilities due to lower sales related to the impact of the COVID-19 pandemic and continued recovery from Hurricane Dorian at GBPC	(1)	(15)
Q3 2019 recognition of tax benefits related to change in treatment of net operating loss (“NOL”) carryforwards and tax reform benefits recognized in Q2 2019 in NMGC	(7)	(19)
Decreased earnings due to the sale of Emera Maine in Q1 2020 and the sale of Emera Energy’s New England Gas Generating Facilities (“NEGG”) and Bayside generation facilities in Q1 2019	(17)	(54)
Other variances	9	16
Adjusted net income – 2020	$166	$477

(1) See “Non-GAAP Measures” noted below

(2) Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Segmented Results:

For the millions of Canadian dollars (except per share amounts)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Adjusted net income (1)
Florida Electric Utility	$175	$153	$400	$339
Canadian Electric Utilities	35	33	164	171
Other Electric Utilities	6	23	25	62
Gas Utilities and Infrastructure	20	25	117	132
Other (2)	(70)	(112)	(229)	(228)
Adjusted net income (1)	$166	$122	$477	$476
Gain on sale and impairment charges, net of tax	-		283	-
After-tax mark-to-market gain (loss)	(82)	(67)	(95)	(6)
Net income attributable to common shareholders	$84	$55	$665	$470

EPS (basic)	$0.34	$0.23	$2.70	$1.97

Adjusted EPS (basic) (1)(2)	$0.67	$0.51	$1.93	$1.99

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Florida Electric Utility’s CAD net income increased by $22 million to $175 million in Q3 2020, compared to $153 million in Q3 2019. Year-to-date, Florida Electric Utility’s CAD net income increased by $61 million to $400 million, compared to $339 million in 2019. The increase in both periods was due to increased base revenues and higher AFUDC earnings as a result of the Big Bend modernization and solar projects. Operating revenues decreased due to lower clause revenues; however, base revenues increased as a result of the in-service of solar generation projects, a greater mix of residential sales, favourable weather and customer growth.

Canadian Electric Utilities’ net income increased by $2 million to $35 million, compared to $33 million in Q3 2019 due to decreased OM&G, higher residential electric sales at NSPI and higher equity earnings at ENL, partially offset by reversal of fixed cost deferral in 2019 and increased income taxes resulting from lower tax deductions in excess of accounting depreciation related to property, plant and equipment. Year-to-date, Canadian Electric Utilities’ net income decreased by $7 million to $164 million, compared to $171 million in Q3 2019. The decrease was due to the unfavourable impacts of increased income tax expense, as discussed above, unfavourable weather and decreased commercial, other and industrial sales volumes related to the impact of the COVID-19 pandemic, partially offset by decreased OM&G expense and increased residential sales volumes related to the impact of the COVID-19 pandemic at NSPI and higher equity earnings in ENL.

Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, decreased by $17 million to $6 million in Q3 2020, compared to $23 million in Q3 2019. Year-to-date, Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, decreased by $37 million to $25 million, compared to $62 million in 2019. ECI’s year-to-date contribution decreased due to lower commercial and industrial sales, partially offset by increased sales to residential customers due to the impact of the COVID-19 pandemic and due to the continued recovery from Hurricane Dorian at GBPC. Year-to-date, the decrease was partially offset by recognition of a previously deferred corporate income tax recovery related to enactment of a lower corporate income tax rate in December 2018 at BLPC. Lower contribution from Emera Maine as a result of the sale in Q1 2020 decreased earnings in both periods.

Gas Utilities and Infrastructure’s CAD net income decreased by $5 million to $20 million in Q3 2020, compared to $25 million in Q3 2019. Year-to-date, Gas Utilities and Infrastructure’s CAD net income decreased by $15 million to $117 million, compared to $132 million in 2019. The decrease in both periods were due to NMGC’s recognition of a tax benefit related to the change in treatment of NOL carryforwards in Q3 2019 and lower PGS base revenues due to the impacts of COVID-19 on commercial sales. These decreases were partially offset by higher customer growth, increased AFUDC earnings and higher return on investment in Cast Iron/Bare Steel replacement rider at PGS and lower OM&G expenses at NMGC. Year-to-date, the decrease was also due to NMGC’s recognition of tax reform benefits in Q2 2019.

Other’s net loss, adjusted to exclude mark-to-market, decreased by $42 million to $70 million in Q3 2020, compared to $112 million in Q3 2019. Year-to-date, Other’s net loss, adjusted to exclude mark-to-market and the gain on sale and impairment charges, net of tax, increased by $1 million to $229 million, compared to $228 million in 2019. Year-to-date and quarter-over-quarter, the decreases were due to the timing of preferred stock dividends, higher marketing and trading margin, lower interest and the recognition of the corporate share of the unrecoverable loss on GBPC’s facilities in 2019, partially offset by lower income tax recovery. Year-to-date, the decrease was also due to the impact of the sale of NEGG and Bayside Power, revaluation of net deferred income tax assets resulting from the enactment of a lower Nova Scotia provincial corporate income tax rate in Q1 2020 and the 2019 sale of property in Florida.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Friday, November 13, 2020, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2020 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call by dialing 1-800-585-8367 and entering pass code 6936268

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2019 revenues of more than $6.1 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Scott Hastings, Senior Director, Capital Markets

902-474-4787

scott.hastings@emera.com

Media:

902-222-2683

media@emera.com